October 18, 2024

Carl Stanton
Chief Executive Officer
Focus Impact Acquisition Corp.
1345 Avenue of the Americas, 33rd Floor
New York, NY 10105

       Re: Focus Impact Acquisition Corp.
           Preliminary Proxy Statement on Schedule 14A
           Filed October 15, 2024
           File No. 001-40977
Dear Carl Stanton:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A
Risk Factors
If the Extension Amendment Proposal is approved and the Charter Extension is implemented
.. . ., page 5

1. We note that you are seeking to extend your termination date to May 1, 2025, a date which is 42 months from your initial public offering, and your disclosures that you
       "may" be delisted from Nasdaq if you do not complete a business combination by
       November 1, 2024, and that you may be given additional time if you timely request a a hearing before Nasdaq. We also note that Nasdaq Rule 5815 was amended effective
       October 7, 2024 to provide for the immediate suspension and delisting upon issuance of a delisting determination letter for failure to meet the requirement in Nasdaq Rule
       IM 5101-2(b) to complete one or more business combinations within 36 months of the date of effectiveness of the SPAC's IPO registration statement. Please revise, including in your risk factor header as appropriate, to state that your securities will face immediate suspension and delisting action once you receive a delisting determination letter from Nasdaq after the 36-month window ends on October 27,
       2024. Please disclose the risks of non-compliance with this rule, including that under
 October 18, 2024
Page 2

       the new framework, Nasdaq may only reverse the determination if it finds it made a factual error applying the applicable rule. In addition, please also disclose the consequences of any such suspension or delisting, including that you may no longer be attractive as a merger partner if you are no longer listed on an exchange, any potential impact on your ability to complete your proposed initial business
       combination, and any impact on securities holders due to your securities no longer
       being considered    covered securities.
Proposal No. 1 - The Extension Amendment Proposal, page 25

2. We refer to your disclosure in the Form 8-K filed on August 12, 2024 that you had amended the merger agreement with DevvStream Holdings Inc. to extend the outside date to October 31, 2024, a date which is prior to your current termination date. Please revise your disclosures here and elsewhere as appropriate to discuss this fact and to explain how this outside date relates to your statement here and elsewhere that without the charter extension, you believe that you may not be able to complete the business combination in sufficient time before the current termination date.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Benjamin Holt at 202-551-6614 or Dorrie Yale at 202-551-8776 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Peter Seligson, P.C.